Exhibit 99.1

NOTICE TO THE MARKET

SUZANO S.A.

Publicly Held Company with Authorized Capital

Corporate Taxpayer ID (CNPJ/ME): 16.404.287/0001-55

Company registration (NIRE): 29.3.0001633-1

São Paulo, September 16 2019 — Suzano S.A. (“Suzano” or “Company”) (B3: SUZB3 | NYSE: SUZ) informs to its shareholders and to the market in general that its Board of Directors, at a meeting held on September 13, 2019, approved the issuance of the eighth (8th) issuance of debentures, not convertible into shares, unsecured, in single series, by the Company, pursuant to the terms of Law No. 6.404, of December 15, 1976, as amended, with the following characteristics:

•                                Total Amount of the Issue: up to R$1,000,000,000.00 (one billion reais), under the mixed placement regime of firm placement commitment and best efforts.

•                                Issue Date: September 15, 2019.

•                                Term and Maturity Date: nine (9) years counted from the Issue Date, thus maturing on September 15, 2028.

•                                Remuneration of the Debentures: 100% CDI + spread of up to 1.20% p.a., to be defined after the Bookbuilding Procedure.

•                                Allocation of the Funds: the net proceeds obtained by the Company from the Issuance shall be fully used in the ordinary course of the Company’s business.

The Debentures will be object of a public offering of distribution with restricted efforts, pursuant to the terms of Law No. 6.385, of December 7, 1976, as amended, of the Instruction of the Brazilian Securities and Exchange Commission (“CVM”) No. 476 of January 16, 2009, as amended, and of the other applicable legal and regulatory provisions.

São Paulo, September 16, 2019.

Marcelo Feriozzi Bacci

Chief Financial and Investor Relations Officer